UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Revenue Report 2015 Regulated Information January 22, 2016 - 7:00 a.m. CET

DELHAIZE GROUP 2015 REVENUES AND PRELIMINARY RESULTS

Full Year preliminary and unaudited 2015 Results at actual exchange rates

•	Revenue growth of 15.6% excluding the 53rd week in the U.S. in 2014 (3.2% at identical exchange rates)

•	Underlying operating profit of approximately €870 million

•	Underlying operating margin of 4.0% in the U.S., 2.1% in Belgium and 4.7% in Southeastern Europe

•	Free cash flow of approximately €645 million excluding one-time elements (€516 million including one-time elements)

        Fourth Quarter 2015 Revenues

•	Revenue growth of 14.2% at actual exchange rates excluding the 53rd week in the U.S. in 2014 (4.9% at identical exchange rates)

•	2.3% comparable store sales growth in the U.S., 5.1% in Belgium and 7.8% in Southeastern Europe

•	CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group said: “In 2015, in line with our strategy outlined two years ago, we kept our focus on our customers and made good progress on our strategic initiatives. Specifically at Food Lion, the revenue uplift from Easy, Fresh & Affordable is delivering according to plan and costs are under control, and in Belgium, the implementation of the Transformation Plan is well advanced. We recorded revenue increase at all our banners. Our underlying operating profit was approximately €870 million. In addition, we generated another solid level of free cash flow this year at approximately €645 million, excluding one-time elements.”

“In the fourth quarter, our real growth, corrected for inflation, at Delhaize America was strong at 3.3%. In Belgium our market share has shown a healthy progression and revenues continued to recover with 5.1% comparable store sales growth. In Southeastern Europe, we maintained the excellent sales momentum driven by 7.8% comparable sales growth and expansion.”

“For 2016, our objective is to fine-tune the Easy, Fresh and Affordable initiative at Food Lion and to roll it out to an additional market and to improve operating standards in Belgium as we continue implementing the Transformation Plan. We are also confident to maintain our sales trends in all our markets in 2016, driven by comparable store sales growth and expansion mainly in Southeastern Europe. Subject to final approvals, we are looking forward to bringing our operations with good operating momentum and a solid financial structure into a stronger and larger group as we complete the merger with Ahold on schedule by mid-2016.”

Delhaize Group – Preliminary Revenue Report 2015 – January 22, 2016	1 of 6

•	Full Year 2015 Revenues

In 2015, Delhaize Group realized €24.4 billion of revenues, an increase of 15.6% and 3.2% respectively at actual and at identical exchange rates, excluding the 53rd week in the U.S. in 2014. Including the 53rd week in the U.S. in 2014, revenues rose by 14.2% and 1.9% respectively at actual and at identical exchange rates. Organic revenue growth was 3.2%.

In 2015, revenue growth for Delhaize Group was the result of:

•	Revenue growth of 2.2% in the U.S. in local currency (excluding the 53rd week in 2014), supported by comparable store sales growth of 2.2%;

•	Revenue growth of 1.3% in Belgium as a result of a comparable store sales growth of 0.9% and network expansion; and

•	Revenue growth of 10.2% at identical exchange rates in Southeastern Europe driven by double-digit revenue growth in Romania and solid growth in Greece and Serbia. Comparable store sales growth was 3.5%.

•	Fourth Quarter 2015 Revenues

In the fourth quarter of 2015, Delhaize Group’s revenues were €6.3 billion, an increase of 14.2% at actual exchange rates (+4.9% at identical exchange rates) compared to the fourth quarter of 2014 and excluding the result of the 53rd week in the U.S. in 2014. Organic revenue growth was 4.9%.

Revenues in the U.S. increased by 2.6% in local currency excluding the impact of the 53rd week in 2014 and comparable store sales grew by 2.3%. In Belgium, revenues increased by 5.6% as a result of comparable store sales growth of 5.1% and a 0.3% positive calendar impact. Revenues in Southeastern Europe grew by 13.3% (+13.5% at identical exchange rates) as a result of a 7.8% comparable store sales growth and network expansion.

•	Segment Reporting Revenues (unaudited)

	Fourth quarter				Full year
			Incl. 53rd week in the U.S.	Excl. 53rd week in the U.S.			Incl. 53rd week in the U.S.	Excl. 53rd week in the U.S.
(in millions)	Q4 2015	Q4 2014	2015/2014	2015/2014	2015	2014	2015/2014	2015/2014
United States(1)	$4 436	4 669	-5.0%	+2.6%	17 794	17 748	+0.3%	+2.2%

United States(1, 2)	€4 051	3 707	+9.3%	+17.5%	16 038	13 360	+20.0%	+22.4%
Belgium	€1 327	1 256	+5.6%	+5.6%	4 983	4 919	+1.3%	+1.3%
Southeastern Europe(3)	€942	832	+13.3%	+13.3%	3 374	3 082	+9.5%	+9.5%

TOTAL	€6 320	5 795	+9.1%	+14.2%	24 395	21 361	+14.2%	+15.6%

(1)	The segment “United States” includes the banners Food Lion and Hannaford.
(2)	The average exchange rate of the U.S. dollar against the euro strengthened by 14.1% in the fourth quarter of 2015 (1€ = $1.0953) compared to the fourth quarter of 2014 and the 2015 full year average exchange rate (1€ = $1.1095) strengthened by 19.7% compared to 2014.
(3)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania.

Delhaize Group – Preliminary Revenue Report 2015 – January 22, 2016	2 of 6

United States

In the fourth quarter of 2015, revenues in the U.S. increased by 2.6% to $4.4 billion (€4.1 billion) excluding a 53rd trading week in 2014. Comparable store sales growth was 2.3% despite retail deflation of 1.0%, driven by planned price investments in both banners, and mild weather. Both Food Lion and Hannaford continued to report positive real sales growth of over 3%.

For the full year 2015, Delhaize America generated revenues of $17.8 billion (€16.0 billion), an increase of 2.2% compared to 2014 in local currency excluding a 53rd trading week in 2014. Comparable store sales growth in 2015 was 2.2%.

Belgium

In the fourth quarter of 2015, revenues in Belgium were €1.3 billion, an increase of 5.6% compared to the fourth quarter of 2014, with comparable store sales growth of 5.1% (adjusted for a positive calendar impact of 0.3%). Internal retail inflation reached 1.8%. Our market share showed a good progression in the fourth quarter and stood at 24.0% for the full year, almost stable compared to 2014. Our performance in the fourth quarter 2014 was impacted by disruptions caused by the uncertainty of the Transformation Plan.

Delhaize Belgium posted revenues of €5.0 billion in 2015, an increase of 1.3% compared to 2014, resulting from comparable store sales growth of 0.9% and network growth.

Southeastern Europe

In the fourth quarter of 2015, revenues in Southeastern Europe increased by 13.3% (+13.5% at identical exchange rates) to €942 million. Comparable store sales growth remained strong at 7.8% for the segment (adjusted for a 1.0% positive calendar impact) and network expansion in every country.

For the full year 2015, revenues in Southeastern Europe increased by 9.5% to €3.4 billion (+10.2% at identical exchange rates), mainly as a result of expansion in Greece and in Romania and 3.5% comparable store sales evolution.

•	Preliminary 2015 Results (unaudited)

Based on preliminary figures, we expect our 2015 Group underlying operating profit to be approximately €870 million.

In addition, we expect our free cash flow for 2015 to be approximately €645 million, excluding one-time items related to the Transformation Plan in Belgium of €86 million, €25 million fine of the Belgian Competition Authority, €32 million merger related cash expenses and €14 million of proceeds related to the disposal of Bottom Dollar Food stores. Including these elements, our full year free cash flow reached €516 million. Capital expenditure reached €774 million in 2015 (€705 million at identical exchange rates).

•	Conference Call and Webcast

Delhaize Group’s CFO Pierre Bouchut will comment on the fourth quarter and full year 2015 revenues and preliminary results during a conference call starting January 22, 2016 at 09:30 am CET. The conference call can be attended by calling +44 (0)20 3427 1907 (U.K.), +1 646 254 3366 (U.S.) or +32 2 620 0138 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group – Preliminary Revenue Report 2015 – January 22, 2016	3 of 6

•	Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2015	Q4 2014	% Change	(in millions of €)	2015	2014	% Change
6 320	5 795	+9.1%	Revenues	24 395	21 361	+14.2%
(514)			Effect of exchange rates	(2 623)
5 806	5 795	+0.2%	Revenues at identical exchange rates	21 772	21 361	+1.9%
—	(259)		53rd sales week in the U.S.	—	(259)

5 806	5 536	+4.9%	Organic revenue growth	21 772	21 102	+3.2%

•	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties.

•	Number of Stores

	End of 2014	End of Q3 2015	Change Q4 2015	End of 2015
United States	1 361	1 291	-3	1 288
Belgium & Luxembourg	880	887	+1	888
Greece	308	335	+6	341
Romania	410	437	+34	471
Serbia	387	389	+7	396
Indonesia	122	126	+2	128

Total	3 468	3 465	+47	3 512

•	Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

•	Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2014, Delhaize Group posted €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

•	Financial Calendar

• Press release – 2015 fourth quarter and full year results	March 3, 2016
• Press release – 2016 first quarter results	April 27, 2016
• Press release – 2016 second quarter results	July 28, 2016
• Press release – 2016 third quarter results	October 27, 2016

•	Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

Delhaize Group – Preliminary Revenue Report 2015 – January 22, 2016	4 of 6

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in/sales and maturity of debt securities, term deposits and derivative related collaterals

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures and from a 53rd week in the U.S., at identical currency exchange rates

•	Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Delhaize Group – Preliminary Revenue Report 2015 – January 22, 2016	5 of 6

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending up on a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Delhaize Group – Preliminary Revenue Report 2015 – January 22, 2016	6 of 6

Q4 and FY 2015 revenues and preliminary results

January 22, 2016

Disclaimers

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

2

Disclaimers

Forward-Looking Statements

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending up on a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

3

Q4 2015 highlights U.S. Solid 3.3% real volume growth (despite mild weather) 2.3% CSS with 1.0% retail deflation 4.0% full year underlying operating margin Relaunched 162 Easy, Fresh & Affordable Food Lion stores in Raleigh mid-October Belgium 5.1% CSS with positive market share growth 2.1% full year underlying operating margin Actual departure of 2,100 store employees as a consequence of our Transformation Plan resulting in significant store disruptions in Q4 Transformation Plan implementation impacted our revenues and profitability SEE 7.8% CSS with continued solid growth Market share gains in the 3 countries Organic expansion of 4.7% (6.3% for the full year) Maintained high profitability (4.7% full year underlying operating margin) as a result of good cost control Progression of Free Cash Flow (excl. one-time elements) to €645m (€586m in 2014) 4

Delhaize America—organic revenue growth and comparable sales growth (excluding 53rd trading week in 2014)

Delhaize America

+0.4% -0.1%

2015 Q4

+2.6%

+2.3%

CSS Expansion Calendar impact Organic revenue growth

0.0% 0.0%

+2.2% +2.2%

2015

CSS Expansion Calendar impact Organic Revenue Growth

5

Delhaize Belgium—organic revenue growth and comparable store sales growth

Delhaize Belgium

+0.2%

+0.3%

2015 Q4 +5.6%

+5.1%

CSS Calendar Impact Expansion Organic Revenue Growth

0.0% +0.4%

2015 +1.3%

+0.9%

CSS Calendar Impact Expansion Organic Revenue Growth

6

SEE—organic revenue growth and comparable store sales growth

Southeastern Europe

+4.7%

+1.0%

+13.5%

2015 Q4

+7.8%

CSS Calendar Impact Expansion Organic Revenue Growth

+6.3%

+10.2%

2015

+0.4%

+3.5%

CSS Calendar Impact Expansion Organic Revenue Growth

7

Underlying Operating Profit

(€ in Millions)

Delhaize Group Underlying Operating Profit (1)

Q4 2014 201

+~17%

Q4 2015—2015 Group underlying operating

~236

(at identical rates) +~28% profit increased despite

•	Implementation of Transformation Q4 2015 Plan in Belgium

~256

(at actual rates) • Easy, Fresh & Affordable one-off costs at Food Lion 2014 737—2015 Group underlying operating margin of 3.6% (3.5% in 2014(1))

+~4% (1)

•	4.0% in the U.S. (3.9% in 2014(1)) 2015 2.1% in Belgium (2.4% in 2014 )

~766

(at identical rates) +~18% • 4.7% in SEE (4.4% in 2014(1))

2015

~870 (at actual rates)

(1)	Excluding the 53rd week in the U.S. in 2014 8

Free Cash Flow generation

(€ in Millions)

2015 Free Cash Flow evolution

645

86

32 25 516 14

Operating Transformation Merger Fine Proceeds Free Cash Free Cash Plan related costs competition from Bottom Flow Flow authority in Dollar Food Belgium

9

9

Confident for the future and contributing our operations in good shape to Ahold Delhaize

•	U.S.
•	Solid volume growth momentum
•	Instilled virtuous circle of SG&A control and reinvestment in prices leading to volume growth Further fine-tuning of Easy, Fresh & Affordable and roll-out to an additional market in 2016
•	Belgium
•	Painful part of implementation of Transformation Plan largely behind us Gaining market share Sound basis to grow our profitability
•	Southeastern Europe
•	Well positioned store concepts which allow us to further expand organically
•	Free Cash Flow has proven resilient
•	Combined operating FCF of €2.6bn over 2012-2016

Proud to bring our operations with good momentum into a stronger and larger group as we complete the merger with Ahold mid-2016

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 25, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President